82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02028825

02 MAY -7 AM 10:01

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	7 May 2002
Pages: Including cover page	12

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

for: **Robyn Fry**
General Counsel & Company Secretary

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

dw 5/8

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

7 May 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

for: **Robyn Fry**
General Counsel & Company Secretary

rflr014

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2002

TIME: 16:28:21

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

FILE No.
82-4867

Dear Shareholder

As you are aware, a General Meeting will be held on 22 May 2002 to vote on resolutions proposed by Fibre Optics (Aust) Pty Ltd, an Amrad shareholder and wholly owned subsidiary of Circadian Technologies Limited, to replace three of Amrad's five non-executive directors with three of their own nominees.

Sample Proxy Forms

For your assistance, we enclose sample proxy forms showing how to complete your form if you want to direct your proxy to vote as the Amrad Board recommends by rejecting Fibre Optics' proposals, or to support Fibre Optics' proposals. Of course, you may direct your proxy to vote in any way that you choose.

Please remember all proxy forms must be received by Amrad or Amrad's share registry, Computershare Investor Services Pty Limited, no later than 5.00pm on Monday 20 May 2002. We have enclosed a new blank proxy form for shareholders who have not yet lodged a proxy form.

Letter from Circadian

The Amrad Board believes the letter you have recently received from Circadian is selective in the information it provides, potentially misleading, and in need of clarification. The attached table addresses these matters.

Financial Position

Shareholders should keep in mind that Amrad remains in a strong financial position, with:

- net assets EXCLUDING R&D PORTFOLIO estimated at $89 million or 68 cents per share including,
  - land and buildings (net of debt) independently valued at $25 million
  - cash reserves of $41 million at 31 March 2002.
- R&D portfolio estimated to be in excess of 100 cents per share.

Shareholders should carefully consider whether they wish to hand 50% board control of a company with these attributes to nominees of a 19.3% shareholder.

The Board repeats its view that Fibre Optics' proposal is NOT in shareholders' interests. Fibre Optics fails to articulate any alternative strategy for Amrad, or to demonstrate why their group of three nominees would do a better job than the current Board members they would replace. The new Amrad management team and Board have implemented a new strategy to prioritise R&D projects and accelerate commercialisation.

The Board unanimously recommends that shareholders vote AGAINST ALL SEVEN Fibre Optics resolutions, as each member of the Board intends to do in respect of his/her own beneficial holdings.

If you have any questions or require a company representative form, please contact the Company Secretary, Robyn Fry, on 03 9208 4000, or email rfry@amrad.com.au.

Professor John Mills
Chairman

6 May 2002

FILE No.
82-4867

Fibre Optics' claim	Amrad's Response
"Share market performance is the measure of success"	**Judged by Circadian's own measure of success Amrad has been a more successful company than Circadian over the past two years.** – Amrad's shares have outperformed Circadian's for both the 12 and 24 months to 30 April 2002. – Circadian made a placement in July 2000 at $4.50/share. With shares trading at $1.94 on 30 April 2002, investors have lost over 50% of their original investment. – Circadian's shares fell 22% in the period it has highlighted (19 February 2002 – 4 April 2002).
"We are built on a portfolio approach and create shareholder value"	• Circadian's performance outlined above does not support claims that it has created shareholder value.
Circadian has identified "exceptional candidates" for the Board	• Circadian's performance does not suggest that it has any special ability to identify "exceptional candidates" for a board.
"...lead project Emfilermin [has been] abandoned"	• Circadian's statement that emfilermin has been abandoned is wrong. • Emfilermin is currently in clinical development for in-vitro fertilisation by Serono, a leading international pharmaceutical company. • Emfilermin is also being considered by Amrad as a treatment for other indications.
"...two major international partners withdraw from projects on the same day"	• Both partners withdrew solely because of changes in their corporate priorities for R&D. Neither project was returned because it had failed.
"Excluding the Managing Director, the average time the current Board members have been there is over 6 years"	• Half the Amrad Board has served four years or less. Two-thirds of the Circadian Board has served 15 years or more. • Of Circadian's six directors, three were appointed in 1984, one in 1986 and one in 1996. • Despite the performance outlined above, Circadian has allowed these directors to remain in office an average of 14.7 years (excluding recently added Executive Director).

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2002

TIME: 16:47:50

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholder Letter Enclosure - Sample Proxy Forms

FILE No. 82-4867

To vote as the Amrad Board recommends complete your Proxy Form as shown below

amrad.

Proxy Form

Amrad Corporation Limited
ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Security holder Reference Number (SRN)

AML

I 1234567890 IND

SAMPLE

1. Mark with an "X" the boxes as shown

Appointment of Proxy

I/We being a members of the Amrad Corporation Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Amrad Corporation Limited to be held at Edon on the Park, 6 Queens Road, Melbourne on Wednesday 22 May 2002 at 2.00pm and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

	To be removed as a Director of the Company	For	Against
1.	Mrs Helen Anne Cameron		X
2.	Mr Jeremy Laurence Curnock Cook		X
3.	Professor John Mills		X
4.	All persons who are Directors of the Company as at the time of the start of the meeting other than Mr Ian Neil Ferres, Mr Henry Louis Nordhoff and Dr Sandra Nathalie Webb		X

	To be appointed a Director of the Company	For	Against
5.	Mr Olaf Brian O'Duill		X
6.	Mr Robert William Moses		X
7.	Mr Ian Russell Davis		X

Appointing a second Proxy

2. Sign in the appropriate box/boxes.

...y ...'X' if you ...t a second AND % OR State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name Contact Daytime Telephone Date / /

AML 4PR

FILE No. 82-4867

To support the Fibre Optics' proposals complete your Proxy Form as shown below

amrad.

Proxy Form

Amrad Corporation Limited
ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

AML

Security holder Reference Number (SRN)

I 1234567890 IND

1. Mark with an "X" the boxes as shown

SAMPLE

Appointment of Proxy

I/We being a member/s of the Amrad Corporation Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Amrad Corporation Limited to be held at Eden on the Park, 6 Queens Road, Melbourne on Wednesday 22 May 2002 at 2.00pm and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

	To be removed as a Director of the Company	For	Against
1.	Mrs Helen Anne Cameron	X	
2.	Mr Jeremy Laurence Curnock Cook	X	
3.	Professor John Mills	X	
4.	All persons who are Directors of the Company as at the time of the start of the meeting other than Mr Ian Neil Ferres, Mr Henry Louis Nordhoff and Dr Sandra Nathalie Webb	X	

	To be appointed a Director of the Company	For	Against
5.	Mr Olaf Brian O'Duill	X	
6.	Mr Robert William Moses	X	
7.	Mr Ian Russell Davis	X	

Appointing a second Proxy

2. Sign in the appropriate box/boxes.

...X' if you ...t a second AND % OR State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name Contact Daytime Telephone Date / /

AML 4PR

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2002

TIME: 16:49:34

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholder Letter Enclosure - Blank Proxy Form

82-4867

Proxy Form

Amrad Corporation Limited
ABN 37 006 614 375

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

AML

Security holder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of the Amrad Corporation Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Amrad Corporation Limited to be held at Eden on the Park, 6 Queens Road, Melbourne on Wednesday 22 May 2002 at 2.00pm and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

	To be removed as a Director of the Company	For	Against
1.	Mrs Helen Anne Cameron		
2.	Mr Jeremy Laurence Curnock Cook		
3.	Professor John Mills		
4.	All persons who are Directors of the Company as at the time of the start of the meeting other than Mr Ian Neil Ferres, Mr Henry Louis Nordhoff and Dr Sandra Nathalie Webb		

	To be appointed a Director of the Company	For	Against
5.	Mr Olaf Brian O'Duill		
6.	Mr Robert William Moses		
7.	Mr Ian Russell Davis		

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. AND [ ] % OR [ ] State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date / /

AML 4PR

FILE No.
82-4867

How to complete this Proxy Form

1 **Your Name and Address**
This is your name and address as it appears on the share register of Amrad Corporation Limited. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 **Appointment of a Proxy**
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a securityholder of Amrad Corporation Limited.

3 **Votes on Items of Business**
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 **Appointment of a Second Proxy**
If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:
(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.
(c) return both forms together in the same envelope.

5 **Authorised Signature(s)**
You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the share registry of Amrad Corporation Limited.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received no later than 5.00pm on Monday 20 May 2002. Any Proxy Form received after that time will not be valid for the scheduled meeting.

4 PR

AML

Documents may be lodged using the reply paid envelope or:
- by posting, delivery or facsimile to Amrad Corporation Limited share registry at the address opposite, or
- by delivery to the Registered Office of Amrad Corporation Limited being
  576 Swan Street
  Richmond VIC 3121
  (03) 9208 4350

Amrad Corporation Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555